Exhibit 99.3

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Financial Position

	As at June 30		As at December 31
	2023	2022	2022
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	54	105	154
Trade and other receivables	290	382	116
	344	487	270
Non-current assets:
Investment in equity accounted investee	252,759	223,919	239,147
	253,103	224,406	239,417

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	205	283	219
Loans from shareholders	21,808	62,226	20,000
	22,013	62,509	20,219

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	-	46,933
Accumulated profit	79,041	56,781	67,149
	231,090	161,897	219,198
	253,103	224,406	239,417

* Represents an amount less than NIS 1 thousand

                                   ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Comprehensive Income

	Six Months ended June 30		Three Months ended June 30		Year ended December 31 2022
	2023	2022	2023	2022
	Unaudited		Unaudited		Audited
	NIS in thousands

General and administrative expenses	(126)	(565)	(24)	(328)	(1,395)
Operating loss	(126)	(565)	(24)	(328)	(1,395)
Financing expenses	(1,594)	(4,407)	(828)	(2,475)	(8,437)
Share of profits of equity accounted investee	13,612	(1,963)	3,702	(4,705)	13,265
Net profit for the period	11,892	(6,935)	2,850	(7,508)	3,433
Total comprehensive income for the period	11,892	(6,935)	2,850	(7,508)	3,433

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Changes in Equity

	Share Capital	Capital notes	Share Premium	Accumulated profit	Total Equity
	NIS in thousands

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the six-month period ended June 30, 2023 (unaudited) – Total comprehensive profit for the period	-	-	-	11,892	11,892
Balance as at June 30, 2023 (unaudited)	*	46,933	105,116	79,041	231,090

Balance as at January 1, 2022 (audited)	*	-	105,116	63,716	168,832
Transaction during the six-month period ended June 30, 2022 (unaudited) – Total comprehensive loss for the period	-	-	-	(6,935)	(6,935)
Balance as at June 30, 2022 (unaudited)	*	-	105,116	56,781	161,897

Balance as at April 1, 2023 (unaudited)	*	46,933	105,116	76,191	228,240
Transaction during the three-month period ended June 30, 2023 (unaudited) – Total comprehensive profit for the period	-	-	-	2,850	2,850
Balance as at June 30, 2023 (unaudited)	*	46,933	105,116	79,041	231,090

Balance as at April 1, 2022 (unaudited)	*	-	105,116	64,289	169,405
Transaction during the three-month period ended June 30, 2022 (unaudited) – Total comprehensive loss for the period	-	-	-	(7,508)	(7,508)
Balance as at June 30, 2022 (unaudited)	*	-	105,116	56,781	161,897

Balance as at December 31, 2021 (audited)	*	-	105,116	63,716	168,832
Transaction during the year ended December 31, 2022 (audited) – Capital notes	-	46,933	-	-	46,933
Total comprehensive profit for the year	-	-	-	3,433	3,433
Balance as at December 31, 2022 (audited)	*	46,933	105,116	67,149	219,198

*Represents an amount less than NIS 1 thousand

                                   ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31 2022
	2023	2022	2023	2022
	Unaudited		Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit (loss) for the period	11,892	(6,935)	2,850	(7,508)	3,433

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	1,594	4,407	828	2,475	8,437
Company’s share of profits (losses) of equity accounted investee	(13,612)	1,963	(3,702)	4,705	(13,265)
	(12,018)	6,370	(2,874)	7,180	(4,828)
Changes in the assets and liabilities of the company:
Decrease (increase) in Trade and other receivables	(433)	(601)	24	(123)	(558)
Increase (decrease) in trade and other payables	(14)	213	(1)	59	249
	(447)	(388)	23	(64)	(309)
Cash paid during the period for:
Interest paid	-	(528)	-	(528)	(528)
Net cash provided by (used for) operating activities	(573)	(1,481)	(1)	(920)	(2,232)

Cash flows from financing activities -
Receipt of loans from shareholders	473	1,087	33	961	1,887
Net cash provided by financing activities	473	1,087	33	961	1,887

Increase (decrease) in cash and cash equivalents	(100)	(394)	32	41	(345)
Cash and cash equivalents at the beginning of the period	154	499	22	64	499
Cash and cash equivalents at the end of the period	54	105	54	105	154